CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) UNAUDITED—PREPARED BY MANAGEMENT

Nevsun Resources Ltd. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2018	December 31, 2017

Assets

Current Assets
Cash and cash equivalents	2	$149,623	$124,598
Accounts receivable and prepaids		21,086	32,006
Inventories	3	83,079	72,261
		253,788	228,865

Non-current assets
Inventories	3	14,926	14,926
Mineral properties, plant and equipment	4	824,346	842,561
		839,272	857,487
Total assets		$1,093,060	$1,086,352

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$61,917	$62,943
Dividends payable	5	-	3,022
Income taxes payable		4,099	-
Provision for Lower Zone commitment		177	581
		66,193	66,546

Non-current liabilities
Deferred income taxes		37,835	32,722
Provision for mine closure and reclamation		34,462	33,943
		72,297	66,665
Total liabilities		$138,490	$133,211

Equity
Share capital	5	$703,120	$702,822
Share-based payments reserve	5	10,646	10,432
Retained earnings		86,038	90,540

Equity attributable to Nevsun shareholders		799,804	803,794

Non-controlling interest		154,766	149,347
Total equity		$954,570	$953,141
Total liabilities and equity		$1,093,060	$1,086,352

Contingencies (note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2018	2017 (Restated – note 12)
Revenues	6	$106,746	$71,647
Cost of sales
Operating expenses		(55,182)	(40,557)
Royalties		(5,486)	(6,303)
Depreciation and depletion		(22,694)	(12,939)
Earnings from mine operations		23,384	11,848

Exploration expenses	7	(8,156)	(13,143)
Administrative expenses		(5,431)	(4,694)
Finance income		317	309
Finance costs		(519)	(486)
Income (loss) before taxes		9,595	(6,166)

Income taxes		(9,082)	(2,965)
Net income (loss) and comprehensive income (loss)		$513	$(9,131)

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders		$(4,502)	$(11,574)
Non-controlling interest		5,015	2,443
		$513	$(9,131)

Loss per share attributable to Nevsun shareholders	5
Basic		$(0.01)	$(0.04)
Diluted		(0.01)	(0.04)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2018	2017 (Restated – note 12)
Operating activities
Net income (loss)		$513	$(9,131)
Items not involving the use (receipt) of cash
Depreciation and depletion		23,100	12,946
Income taxes		9,082	2,965
Share-based compensation		214	207
Other		174	165
		33,083	7,152
Changes in non-cash operating working capital
Accounts receivable and prepaids		11,275	(7,443)
Inventories		(9,730)	6,847
Accounts payable and accrued liabilities		1,593	(6,107)

Cash generated from operating activities		36,221	449
Income taxes paid		-	(18,794)

Net cash provided by (used in) operating activities		36,221	(18,345)
Investing activities
Expenditures on mineral properties, plant and equipment		(5,976)	(2,305)
Change in non-cash working capital related to investing activities		(2,496)	(1,724)

Net cash used in investing activities		(8,472)	(4,029)
Financing activities
Dividends paid to Nevsun shareholders	5	(2,724)	(10,562)
Issuance of common shares, net of issue costs		-	245

Net cash used in financing activities		(2,724)	(10,317)
Increase (decrease) in cash and cash equivalents		25,025	(32,691)
Cash and cash equivalents, beginning of period		124,598	199,256
Cash and cash equivalents, end of period		$149,623	$166,565

Supplementary cash flow information (note 2)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars, except number of shares)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2016	301,322,891	$700,133	$12,775	$183,465	$896,373	$166,086	$1,062,459

Exercise of stock options	81,333	245	-	-	245	-	245
Transfer to share capital on exercise of stock options	-	90	(90)	-	-	-
Share-based payments	-	-	318	-	318	-	318
Shares issued as part of dividend reinvestment program	465,369	1,537	-	-	1,537	-	1,537
Income (loss) for the period	-	-	-	(11,574)	(11,574)	2,443	(9,131)
Dividends declared	-	-	-	(3,019)	(3,019)	-	(3,019)
Spending on Lower Zone commitment	-	-	-	-	-	1,154	1,154
March 31, 2017 (Restated – note 12)	301,869,593	$702,005	$13,003	$168,872	$883,880	$169,683	$1,053,563
December 31, 2017	302,212,480	$702,822	$10,432	$90,540	$803,794	$149,347	$953,141

Share-based payments	-	-	214	-	214	-	214
Shares issued as part of dividend reinvestment program	109,190	298	-	-	298	-	298
Income (loss) for the period	-	-	-	(4,502)	(4,502)	5,015	513
Spending on Lower Zone commitment	-	-	-	-	-	404	404
March 31, 2018	302,321,670	$703,120	$10,646	$86,038	$799,804	$154,766	$954,570

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

1.	Reporting entity and basis of presentation

a.	Reporting entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier diversified base metals company. The Company is incorporated and domiciled in Canada. These condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three months ended March 31, 2018 include the accounts of the Company and its subsidiaries.

The Company’s two principal assets are its ownership interest in the Timok project, a copper-gold development project in Serbia (“Timok Project”), and its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)). The Company owns a 100% interest in the Upper Zone of the Timok Project and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone, which represents a non-controlling interest. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”), which also represents a non-controlling interest.

b.	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 25, 2018.

c.	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as outlined below. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements.

i.	IFRS 9 – Financial Instruments

Effective January 1, 2018, the Company has adopted IFRS 9 – Financial Instruments. IFRS 9 provides three different measurement categories for non-derivative financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income – while all non-derivative financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value.

The implementation of the new standard has not had a material impact on the measurement of the Company’s reported financial results; however additional disclosures have been provided.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

1.	Reporting entity and basis of presentation

c.	Significant accounting policies

i.	IFRS 9 – Financial Instruments (continued)

Under IFRS 9, the Company’s accounting policy for financial instruments is as follows:

Financial assets

The Company initially recognizes financial assets on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies all of its financial assets, except trade receivables, as subsequently measured at amortized cost. Trade receivables are derivatives and are measured at fair value through profit or loss (“FVTPL”; see note 1(c)(ii)). All financial assets that do not meet the criteria to be recognized as subsequently measured at amortized cost or subsequently measured at fair value through other comprehensive income are classified as FVTPL.

Financial liabilities

The Company measures all of its financial liabilities as subsequently measured at amortized cost. Financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

ii.	IFRS 15 – Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 – Revenue from Contracts with Customers. The new standard requires a methodology of recognizing revenue in line with the transfer of control of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract, based on their relative stand-alone selling price. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria.

The implementation of the new standard has not had a material impact on the Company’s reported financial results, however additional disclosures have been provided (see note 6).

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

1.	Reporting entity and basis of presentation

c.	Significant accounting policies

ii.	IFRS 15 – Revenue from Contracts with Customers (continued)

Under IFRS 15, the Company’s accounting policy is as follows:

Revenue is recognized by the Company when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. Because sales are completed in the form of executed sales contracts whereby final prices are determined by quoted market prices on a date subsequent to the date of sale, revenue is recorded on a provisional basis based on current market prices on the date control is transferred to the customer. Each period end, prior to final settlement, adjustments are made to the provisional sale price based on movements in quoted forward market prices up to the date of final price determination. This variable pricing adjustment mechanism constitutes a derivative financial instrument and is accounted for at fair value through profit or loss in accordance with IFRS 9 – Financial Instruments, with changes in fair value recorded as an adjustment to revenue. Any variances in the measurements of final metal concentrate weight and/or metal content are also recognized as adjustments to revenue.

Revenue is presented net of treatment and refining charges and penalties. The Company includes proceeds from the sale of by-products in revenue.

iii.	Voluntary change in accounting policy – Exploration and evaluation expenditures

Effective December 31, 2017, the Company implemented a voluntary change in accounting policy with respect to exploration and evaluation expenditures. As such, certain prior period amounts within these interim financial statements have been restated in accordance with the new policy. Refer to note 12 for additional disclosure regarding the effects of change.

d.	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

e.	Changes in accounting standards

IFRS 16 – Leases

On January 1, 2019, the Company will adopt IFRS 16 – Leases, replacing IAS 17 – Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the financial impact the new standard will have on its financial results.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

2.	Supplemental cash information

	March 31, 2018	December 31, 2017
Cash and cash equivalents
Cash	$84,290	$59,504
Cash equivalents	65,333	65,094
	$149,623	$124,598

The Company maintains virtually all cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended March 31,
	2018	2017
Non-cash investing and financing transactions
Shares issued as part of DRIP	$298	$1,537
Closure and reclamation decrease in mineral properties, plant and equipment	-	2,900
Depreciation added to (relieved from) inventory	1,291	(3,750)

3.	Inventories

	March 31, 2018	December 31, 2017
Materials and supplies	$60,490	$52,230
Work-in-progress	21,100	20,592
Finished goods – concentrates	16,415	14,365
Total inventories	$98,005	$87,187
Less: non-current portion of ore in stockpiles	(14,926)	(14,926)
Inventory recorded as a current asset	$83,079	$72,261

The non-current portion of ore in stockpiles as at March 31, 2018 consisted of primary ore (zinc-only) of $13,087 and supergene ore of $1,839 (December 31, 2017 – primary ore (zinc-only) of $13,087 and supergene ore of $1,839). Depreciation of $7,661 is included in work-in-progress and finished goods inventories at March 31, 2018 (December 31, 2017 – $6,370).

All inventories are located at the Bisha Mine.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

4.	Mineral properties, plant and equipment

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license which hosts the Timok Project. The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds seven additional 100%-owned exploration licenses in Serbia.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib. All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Properties in Macedonia include two exploration permits and the East and Southeast prospecting licenses.

Costs classified as mineral properties represent historic acquisition costs and exploration, evaluation and development costs at Bisha and Harena, incurred subsequent to the declaration of the initial reserves on those exploration licenses.

As at March 31, 2018, the Company had commitments to purchase and unsettled obligations for property, plant and equipment of $1,205 (December 31, 2017 – $1,782).

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

4.	Mineral properties, plant and equipment (continued)

Three months ended March 31, 2018		Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2017		$548,360	$8,310	$36,440	$513,414	$1,106,524
Additions		1,975	1,024	167	2,889	6,055
Transfers		-	(9,334)	-	9,334	-
March 31, 2018		$550,335	$-	$36,607	$525,637	$1,112,579
Accumulated depreciation
December 31, 2017		$-	$-	$20,142	$243,821	$263,963
Charge for the period		-	-	1,405	22,865	24,270
March 31, 2018		-	-	21,547	266,686	288,233
Net book value March 31, 2018	$		$-	$15,060	$258,951	$824,346

Three months ended March 31, 2017 (Restated – note 12)		Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2016		$547,331	$308	$33,865	$535,970	$1,117,474
Additions		343	654	521	787	2,305
Transfers from inventory		-	-	-	111	111
Change in reclamation obligation		-	-	-	(2,900)	(2,900)
March 31, 2017		$547,674	$962	$34,386	$533,968	$1,116,990
Accumulated depreciation
December 31, 2016		$-	$-	$17,079	$205,425	$222,504
Charge for the period		-	-	497	10,325	10,822
March 31, 2017		-	-	17,576	215,750	233,326
Net book value March 31, 2017		$547,674	$962	$16,810	$318,218	$883,664

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

5.	Share capital and reserves

a.	Stock options

The three months ended March 31, 2018 included $214 (three months ended March 31, 2017 – $318) in share-based payment costs related to stock options, all of which are presented in administrative expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2017	9,364,433	$3.47
Granted	430,000	2.85
Forfeited or expired	(2,244,200)	3.73
Outstanding, March 31, 2018	7,550,233	$3.36

No stock options were exercised during the three months ended March 31, 2018.

b.	Earnings (loss) per share

The calculation of earnings per share is based on the following data:

	Three months ended March 31,
	2018	2017 (Restated – note 12)
Net loss attributable to Nevsun shareholders	$(4,502)	$(11,574)
Effect of dilutive securities	-	-
Diluted net loss attributable to Nevsun shareholders	$(4,502)	$(11,574)
Weighted average number of common shares outstanding for the purpose of basic loss per share (000s)	302,301	301,791
Dilutive options and stock appreciation rights	-	-
Weighted average number of common shares outstanding for the purpose of diluted loss per share (000s)	302,301	301,791
Loss per share
Basic	$(0.01)	$(0.04)
Diluted	(0.01)	(0.04)

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

5.	Share capital and reserves (continued)

c.	Dividends

The Company announced in January 2018 that it would be suspending declarations of dividends, and as such no dividends were declared by the Company during the three months ended March 31, 2018. During the three months ended March 31, 2017, the Company declared a dividend of $0.01 per share for a total declaration of $3,019.

Prior to the suspension of the dividend, the Company had in place a Dividend Reinvestment Plan (“DRIP”) which allowed shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. For the Q4 2017 dividend, approximately 9% of shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,724 in cash and $298 in common shares (109,190 shares) in January 2018. For the Q4 2016 dividend, approximately 12% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $10,562 in cash and $1,537 in common shares (465,369 shares) in January 2017. For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017.

6.	Revenue

	Three months ended March 31,
	2018	2017
Zinc concentrate sales	$83,318	$66,280
Zinc concentrate mark-to-market adjustments	(2,652)	1,572
Zinc concentrate by-product sales	1,594	7,114
Zinc concentrate treatment charges	(1,161)	(5,983)
Total revenue from zinc concentrate contracts	81,099	68,983
Copper concentrate sales	24,039	-
Copper concentrate mark-to-market adjustments	(535)	-
Copper concentrate by-product sales	5,323	-
Copper concentrate treatment and refining charges	(3,180)	-
Total revenue from copper concentrate contracts	25,647	-
Other	-	2,664
	$106,746	$71,647

Mark-to-market adjustments on sales of zinc and copper concentrates consist of provisional and final pricing adjustments, as well as physical quantity adjustments, made prior to the finalization of the sales contract. Other revenue in 2017 consists of stockpiled gold and silver bearing ore shipped directly to buyers.

The Company’s sales contracts are provisionally priced with provisional pricing periods lasting typically one to four months with provisional pricing adjustments recorded to revenue as market prices vary. The Company’s products are transferred to its customers as at a point in time. As at March 31, 2018, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $15,436, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

7.	Exploration Expense

For the three months ended March 31, 2018 and 2017, the Company incurred the following exploration expenses:

	Three months ended March 31,
	2018	2017 (Restated – note 12)
BMSC	$1,992	$2,710
Timok – Upper Zone	4,620	7,325
Timok – Lower Zone	940	2,914
Other properties	604	194
	$8,156	$13,143

8.	Financial instruments

Zinc and copper concentrates sales receivables of $3,237 (December 31, 2017 – $16,556) are carried at fair value as the receivables are derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period.

Except for the Company’s zinc and copper concentrate trade receivables, the fair values of the Company’s financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

9.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets) and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not reportable (North America).

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

9.	Segment information (continued)

The principal products of the Company’s mining operations in Africa are zinc and copper concentrates, containing by-products of gold and silver. Cash and cash equivalents of $145,795 are located outside of Africa at March 31, 2018 (December 31, 2017 – $116,099). Information related to the reportable operating segments is as follows:

Total Assets	March 31, 2018	December 31, 2017
Europe	$516,073	$501,700
Africa	494,326	472,411
North America	82,661	112,241
Total	$1,093,060	$1,086,352
Total liabilities	March 31, 2018	December 31, 2017
Europe	$5,303	$6,244
Africa	126,772	117,394
North America	6,415	9,573
Total	$138,490	$133,211

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Three months ended March 31,
	2018	2017	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Europe	$-	$-	$-	$-	$(5,586)	$(10,738)
Africa	106,746	71,647	83,362	59,799	7,522	3,664
North America	-	-	-	-	(6,438)	(4,500)
Total	$106,746	$71,647	$83,362	$59,799	$(4,502)	$(11,574)

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (“BMSC”), as at March 31, 2018 and December 31, 2017. The information is presented on a 100% basis. As at March 31, 2018, BMSC holds cash and cash equivalents of $66,946 (December 31, 2017 – $22,128).

	March 31, 2018	December 31, 2017
Current assets	$166,451	$123,174
Non-current assets	327,875	349,237
Current liabilities	(56,469)	(50,731)
Non-current liabilities	(70,303)	(66,663)
Net assets	$367,554	$355,017
Net assets attributable to non-controlling interest	$147,023	$142,008

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

10.	Interest in subsidiary (continued)

The following table presents the financial results of BMSC for the three months ended March 31, 2018 and 2017, respectively:

	Three months ended March 31,
	2018	2017 (Restated – note 12)
Revenues	$106,746	$71,647
Net income and comprehensive income	12,537	6,107
Net income and comprehensive income attributable to non-controlling interest	5,015	2,443

The following table presents the summary cash flow information of BMSC for the three months ended March 31, 2018 and 2017, respectively:

	Three months ended March 31,
	2018	2017 (Restated – note 12)
Net cash provided by (used in) operating activities	$49,542	$(3,203)
Net cash used in investing activities	(6,724)	(1,440)
Net cash used in financing activities	-	-
Increase (decrease) in cash and cash equivalents	$42,818	$(4,643)

The following table presents the financial position of the Company’s subsidiary, Rakita Exploration doo (“Rakita”), which holds the Timok Project, as at March 31, 2018 and December 31, 2017. The information is presented on a 100% basis.

	March 31, 2018	December 31, 2017
Current assets	$2,624	$2,954
Non-current assets	512,241	510,341
Current liabilities	(2,293)	(6,487)
Non-current liabilities	(60,984)	(51,555)
Net assets	451,588	455,253
Net assets attributable to non-controlling interest	$7,743	$7,339

The following table presents the financial results of Rakita for the three months ended March 31, 2018 and 2017, respectively:

	Three months ended March 31,
	2018	2017 (Restated – note 12)
Net loss and comprehensive loss	$(5,432)	$(10,503)
Net loss and comprehensive loss attributable to non-controlling interest	(404)	(1,154)

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

10.	Interest in subsidiary (continued)

The following table presents the summary cash flow information of Rakita for the three months ended March 31, 2018 and 2017, respectively.

	Three months ended March 31,
	2018	2017 (Restated – note 12)
Net cash used in operating activities	$(7,649)	$(10,662)
Net cash used in investing activities	(1,900)	(2,631)
Net cash provided by financing activities	9,429	11,200
Decrease in cash and cash equivalents	$(120)	$(2,093)

11.	Contingencies

a.	Legal claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

b.	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir Minerals Inc. (“Reservoir”) in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

The claim was heard in the British Columbia Supreme Court on January 25 and 26, 2018. The decision of the Court on the claim was reserved and is pending. No provision has been recorded in these interim financial statements as the outcome of this claim is not determinable.

Nevsun Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2018 and 2017

12.	Change in accounting policy

During 2017, the Company conducted a review of its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management voluntarily changed the accounting policy effective December 31, 2017 in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy was made in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and was recognized on a full retrospective basis. Further information on this change is provided in the annual consolidated financial statements for the year ended December 31, 2017.

As at March 31, 2017, the following adjustments were recorded to the consolidated balance sheet:

As at March 31, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation	$613,182	$(65,508)	$547,674
Mineral properties, net book value	35,213	(18,403)	16,810
Plant and equipment, net book value	317,620	598	318,218
Net decrease in assets		(83,313)
Deferred income taxes	$(55,369)	$22,854	$(32,515)
Net decrease in liabilities		22,854
Non-controlling interest	$(184,598)	$14,915	$(169,683)
Net decrease in equity		$(45,544)

For the three months ended March 31, 2017, the following adjustments were recorded to the consolidated statement of comprehensive income:

For the three months ended March 31, 2017	As previously reported	Adjustment	Restated
Depreciation and depletion	$(13,105)	$166	$(12,939)
Exploration expenses	-	(13,143)	(13,143)
Income taxes	(3,931)	966	(2,965)
Decrease in net income		$(12,011)
Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders	$(194)	$(11,380)	$(11,574)
Non-controlling interest	3,074	(631)	2,443
Weighted average shares outstanding (thousands)
Basic	301,791	-	301,791
Diluted	301,791	-	301,791
Earnings (loss) per share attributable to Nevsun shareholders
Basic	$(0.00)	$(0.04)	$(0.04)
Diluted	(0.00)	(0.04)	(0.04)

For the three months ended March 31, 2017, the following adjustments were recorded to the consolidated statement of cash flows:

For the three months ended March 31, 2017	As previously reported	Adjustment	Restated
Net cash provided by operating activities	$(5,202)	$(13,143)	$(18,345)
Net cash used in investing activities	(17,172)	13,143	(4,029)
Net change in cash and cash equivalents		$-